Exhibit 99.1

Origin Agritech Updates Genetically Modified Pipeline

Specific GM products have historically dominated the worldwide crop market

Introduced in US in 1998, glyphosate-resistant corn grew from 950,000 acres in 1998 to 2.3 million acres in 1999 to 41 million acres in 2007

BEIJING--(BUSINESS WIRE)--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”), a leading technology-focused supplier of crop seeds and agri-biotech research in China, today updated its genetically modified pipeline to set forth the next generation of corn product into China.

Phytase

World’s first transgenic phytase corn is expected to be commercially launched in 2009, and is expected to be the first genetically modified corn product in China. Final approval (Phase 5) of product development is expected in late 2008. Currently, phytase corn remains the only biotechnology crop product in Phase 5 of development in China. Phytase is currently used as an additive essential for the growth and development of all animals, and limits the amount of phosphorus waste in the environment. Phytase, as an additive for animal feed, is mandatory in Europe, Southeast Asia, South Korea, Japan, and Taiwan for environmental purposes. The worldwide phytase potential market size is US$500 million dollars, including US$200 million for China alone, according to the China Feed Industry Study. The corn seed market in China is estimated at US$1 billion.

Glyphosate (Herbicide) Resistance

Glyphosate resistance is in the intermediate testing phase (Phase 2). Origin plans to apply for environmental release test for both (Phase 3) in mid 2008 for 5 selected lines. Origin Agritech retains the exclusive license rights to these specific herbicide resistant traits, and expects to be the first company to commercialize the herbicide resistant crops in China.

Worldwide, the largest segment of the transgenic crop market has been herbicide resistant crops. Specifically, glyphosate resistant crops have been widely accepted in cotton, corn, and canola in North America. Introduced in the US in 1998, the use of glyphosate resistant corn grew from 950,000 acres in 1998 to 2.3 million acres in 1999 to 41 million acres in 2007, or at a compounded annual growth rate of 51.9%, according to the US Department of Agriculture. The rapid historical adoption rate indicates farmers find this trait to be extremely valuable. The high level of adoption of these crops by farmers has also caused the reduction in value of the remaining herbicide market.

Since their introduction in 1996, over 75 million acres of genetically engineered glyphosate-resistant crops have been planted, making up 46% of the corn acres, 80% of soybean acres, and 70% of cotton acres in the US. These genetically engineered crops have been adopted by farmers because they are perceived to offer significant economic benefits over conventional crop and herbicide programs. The adoption of glyphosate-resistant crops has reduced costs for US farmers an estimated $1.2 billion. On the basis of recent adoption rates by growers around the world, it appears that glyphosate-resistant crops will continue to grow in number and in hectares planted.

Pest Resistance (Bt Corn)

Pest resistance (Bt Corn) is in the intermediate testing phase (Phase 2). Origin plans to apply for environmental release test for both (Phase 3) in late 2008 for 3 selected lines, and the company retains the exclusive license rights to these specific pest resistant (Bt corn) traits which, in all early trials, are the best performing traits for pest resistance throughout China.

Bt crops produce a protein toxic to specific insects used in areas with high levels of infestations of targeted pests. Bt cotton, which controls varieties of the budworm and bollworm, was planted on 59 percent of U.S. cotton acreage and 75 percent of the Chinese cotton acreage in 2007. Introduced in 1996 in the US, acreage of Bt corn has grown from 3.6 million acres in 1999 to 44 million acres in 2007, or at a compounded annual growth rate of 36.7%, according to the US Department of Agriculture. This Bt corn variety was planted on 49 percent of U.S. corn acreage in 2007.

Stacked Traits: Glyphosate Resistance & Pest Resistance (Bt)

Glyphosate resistance and pest resistance are in the intermediate testing phase (Phase 2). Origin plans to apply for environmental release test for both (Phase 3) in 2008. Worldwide, more than 250 million acres of biotech crops with herbicide resistant and pesticide resistant traits were planted in 22 countries in 2006, with the U.S. accounting for about 54 percent. Argentina, Brazil, Canada, India, China, Paraguay, and South Africa together accounting for nearly 43 percent, according to the International Service for the Acquisition of Agri-biotech Applications.

Nitrogen Efficiency & Drought Tolerance

Nitrogen efficiency and drought tolerance traits are in the laboratory testing phase (Phase 1). Again, Origin Agritech retains the exclusive license rights to these specific traits.

“Historically, these are the glyphosate and Bt traits that have dominated globally. We believe that our product pipeline is unparalled.” Bailang Zhang, a director of Chinese Academy of Agricultural Sciences (CAAS), industry expert, and Origin Agritech board member commented. He continued, “Origin continues to be unique with its in-house biotechnology capabilities and GM product pipeline in China. Coupled with the fact that China continues to remain a marketplace for Chinese players, as only China-based firms are able to move past the initial round of testing, Origin Agritech, from a strategic standpoint, remain second to none.”

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 6,500 second-level distributors. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized an internally developed proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids as of 2007. For further information, please log on www.originagritech.com.

Forward Looking Statements

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau, 760-918-1781
Vice President, Finance
Irving.kau@originseed.com.cn
or
Global Consulting Group
Eddie Cheung / Dixon Chen, 646-284-9414
Investor Relations
echeung@hfgcg.com